UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

September 4, 2002

Daniel J. Winnike
Fenwick & West LLP
Two Palo Alto Square
Palo Alto, CA 94306

Re: MIPS Technologies, Inc.
Incoming letter dated July 1, 2002

Dear Mr. Winnike:

This is in response to your letter dated July 1, 2002 concerning the shareholder proposal submitted to MIPS Technologies by the Sheet Metal Workers' National Pension Fund. We also have received a letter from the proponent dated July 23, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Matthew Hernandez
Corporate Governance Advisor
Sheet Metal Workers' National Pension Fund
Edward F. Carlough Plaza
601 North Fairfax Street
Suite 500
Alexandria, VA 22314-2075

CR

FENWICK & WEST LLP
A LIMITED LIABILITY PARTNERSHIP
TWO PALO ALTO SQUARE | PALO ALTO, CA 94306
TEL 650.494.0600 | FAX 650.494.1417 | www.fenwick.com

July 1, 2002

Via Overnight Mail

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of Sheet Metal Workers' National Pension Fund*
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you of the intention of our client, MIPS Technologies, Inc. ("***MIPS***"), to omit from its proxy statement and form of proxy (its "***Proxy Materials***") for its 2002 Annual Meeting of Stockholders a stockholder proposal (the "***Proposal***") and statement in support thereof (the "***Supporting Statement***") received from the Sheet Metal Workers' National Pension Fund (the "***Proponent***"). The Proposal states:

> Resolved, that the shareholders of MIPS Technologies, Inc. ("Company") hereby request that the Company's Board of Directors establish a policy and practice of expensing in the Company's annual income statement the costs of all future stock options issued to Company executives.

On behalf of our client, we hereby respectfully request that the Staff of the Division of Corporation Finance (the "***Staff***") concur in our opinion that the Proposal and the Supporting Statement may be excluded from the 2002 Proxy Materials on the bases set forth below.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachment. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachment is being mailed on this date to the Proponent, informing it of MIPS's intention to omit the Proposal and the Supporting Statement from the 2002 Proxy Materials. MIPS expects to mail its definitive 2002 Proxy Materials on or about October 2, 2002. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 calendar days before MIPS files its definitive 2002 Proxy Materials with the Commission.

As discussed more fully below, MIPS believes that the Proposal and the Supporting Statement may properly be excluded from the 2002 Proxy Materials because under Rule 14a-8(i)(7), the Proposal relates to MIPS's "ordinary business operations," specifically its choice of accounting methods; under Rule 14a-8(i)(2), the implementation of the Proposal would be a violation of law; and under Rule 14a-8(i)(10), the Proposal has been substantially implemented.

Background

SFAS 123 allows a company to account for stock-based compensation plans by applying either the fair value-based method or the intrinsic value-based method provided in APB Opinion No. 25. Under the intrinsic value-based method, compensation cost is the excess of the market price of the stock at the measurement date (typically, the grant date) over the exercise price. Thus, MIPS, by complying with APB Opinion No. 25, already includes a compensation expense in its income statement for options issued to all employees, but this expense is zero where options are granted at fair market value on the grant date. Alternatively, the fair value-based method requires companies to use an option valuation model to record the fair value of the stock option as compensation expense.

Paragraphs 45 through 48 of SFAS 123 require certain information to be disclosed in the financial statements regardless of which method a company applies. MIPS, along with the vast majority of public companies, elects to use the intrinsic value-based method of accounting for stock-based compensation plans. We have assumed, in the absence of clear direction in the Proposal and Supporting Statement, that the Proponent is advocating the use of the fair value-based method of recording compensation expense for executives, since MIPS already records compensation expense when applicable under the intrinsic value-based method.

MIPS complies with the SFAS 123 requirement that companies using the intrinsic value-based method provide pro forma footnote disclosure of net income and earnings per share as if the fair value-based method had been used. Thus, the impact of using the fair value-based method to account for stock options is readily available to users of MIPS's financial statements. Proponent is attempting to dictate which of two valid methods of accounting for stock-based compensation the company uses, a function squarely belonging to management.

Discussion

Choice of Accounting Methods and Financial Reporting

The term "Executives" is not defined by the Proponent. As more fully described in the discussion under *Violation of Law*, under the applicable accounting standards, options granted to executives, or any other subset of option recipients, cannot be accounted for using a method that differs from the accounting method used to account for stock options granted to other recipients. For the sake of the following Rule 14a-8(i)(7) discussion, we are assuming the Proposal could be adopted.

The Staff has consistently concurred that stockholder proposals addressing choice of accounting methods are excludable under Rule 14a-8(i)(7). In *BellSouth Corporation* (January 22, 2001); *Intel Corporation* (February 27, 2001); *SBC Communications, Inc.* (December 14, 2000); and *General Electric Company* (December 22, 2000), advocating the same accounting method as the Proposal would require for executives, the Staff concurred that the stockholders' proposals to "record the annual cost of Stock Options on the Income Statement" could be excluded as "relating to ordinary business operations (i.e., choice of accounting methods)." Many Staff letters in other contexts also support the position that proposals addressing the choice of accounting methods may be excluded, including *The Travelers Group Inc.* (February 5, 1998) (accounting for derivatives); *Conseco, Inc.* (April 18, 2000) (risks of subprime lending); and *Potomac Electric Power Company* (March 1, 1991) (contingent liabilities).

Furthermore, the Staff has taken the position that proposals requiring financial disclosures beyond what is required by applicable law and accounting principles relates to the ordinary business of the issuer. Examples where the Staff has taken such a position include *General Electric Company* (January 28, 1997) (proposal requiring adoption of the fair value method of accounting for stock-based compensation plans excludable); *The Chase Manhattan Corporation* (March 4, 1999) (disclosure of certain tax information in annual reports excludable); *General Motors Corporation* (February 28, 1997) (disclosure of certain tax information in annual reports excludable); and *BankAmerica Corporation* (February 8, 1996) (disclosure of reserve accounts on an annual and quarterly basis excludable).

Proponent's Proposal is indistinguishable from those involved in the no-action letters cited above. As the Proposal exclusively concerns the company's choice of accounting methods, and such a change in accounting policy is not required by generally accepted accounting principles ("***GAAP***"), or disclosure standards under applicable law, it is excludable under Rule 14a-8(i)(7).

Violation of Law

Rule 14a-8(i)(2) provides that a shareholder proposal may be excluded from a company's proxy materials if the proposal would violate any state, federal or foreign law. Therefore, MIPS cannot implement the Proposal even if approved by its shareholders because the Proposal advocates a presentation that is not in conformity with GAAP, and therefore would obligate MIPS to file reports that are in violation of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), and the reporting regulations thereunder. Rule 4-01 of Regulation S-X, which governs the preparation of financial statements for inclusion in annual reports filed with the Commission pursuant to Section 13(b), provides that financial statements filed with the Commission which are not prepared in accordance with GAAP will be presumed to be misleading or inaccurate.

SFAS 123, paragraph 14, plainly states that the issuer must "apply the same accounting method – either the fair value-based method described in this Statement or the intrinsic value-based method in Opinion 25 – in accounting for all of its stock-based employee arrangements." Therefore, if the company were, as the Proposal would require, to account for options granted to "executives" differently than options granted to other employees, its financial statements would not be prepared in accordance with GAAP, and, consequently, the SEC's regulations for the preparation of financial statements.

Substantially Implemented

Rule 14a-8(i)(10) provides that a shareholder proposal may be excluded from a company's proxy materials if the company has already substantially implemented the proposal. MIPS believes that it already "expenses" options granted to executives when required by the intrinsic value-based method of APB No. 25 and it does disclose detailed financial information associated with employee stock options in its annual financial statements. The company discloses the pro forma net income and earnings per share using the fair value-based method mandated by SFAS 123 and, presumably, advocated by Proponent for options granted to executives. SFAS 123 requires a company to estimate the theoretical value of the option using an option valuation model and include the results within the annual report. The company must either record the valuation of the option as an expense or report pro forma net income as if the fair value-based method had been applied. The company also reports the assumptions used in determining the fair value, the number of options granted, exercised or remaining outstanding, together with the weighted-average exercise prices of the options and other detailed information.

The Staff has previously determined that proposals that have been substantially implemented may be properly excluded, including where a proposal would have had the issuer disclose certain costs associated with litigation and implementation of environmental regulations in its financial statements that were substantially disclosed in the financial reports. *E.I. du Pont de Nemours and Company* (February 14, 1995). As discussed above, under SFAS 123 the company cannot account for options granted to executives in a manner that differs from the treatment for options granted to other employees. Thus, the Proposal has already been substantially implemented to the extent that it can be under GAAP, as information with respect to stock option expense is disclosed using both the intrinsic value and fair value-based methods.

Conclusion

For the reasons set forth above, we hereby respectfully request that the Staff confirm that it will not recommend enforcement action if the Proposal and its Supporting Statement are excluded from MIPS's Proxy Materials. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's Rule 14a-8(d) response. Please do not hesitate to call me at (650) 858-7657 if you require additional information or wish to discuss this submission further.

Very truly yours,

Daniel J. Winnike, PED

Daniel J. Winnike

DJW/ped
Enc: Attachment A –
Stockholder Proposal and Supporting Statement

Stock Option Expensing Proposal

Resolved, that the shareholders of MIPS Technologies, Inc. ("Company") hereby request that the Company's Board of Directors establish a policy and practice of expensing in the Company's annual income statement the costs of all future stock options issued to Company executives.

Statement of Support: Stock options are an important component of our Company's overall executivc compensation program. The grant of stock options is designed to provide positive incentives for executives to focus on the creation of long-term corporate value. The increasing use of stock options at a time of growing investor skepticism of the accuracy and transparency of corporate financial reporting has prompted an intense public debate on the appropriate accounting treatment for stock options. Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123). Nearly all companies, including our Company, opt to report the calculated cost of company stock options as a footnote in the corporate annual report. Thus, the option costs are not included in the determination of the companies' operating income. We believe that including the estimated costs of stock option grants in company income statements would more accurately reflect a company's operational earnings.

A Standard & Poor's ("S&P") recent report entitled "Measures of Corporate Earnings" (Revised May 14, 2002) sets out a new formula for more accurately calculating the after-tax earnings generated from a corporation's principal business or businesses. S&P's call for a more accurate "core earnings" calculation of corporate operational earnings was prompted in large measure by investor concerns about the transparency, accuracy and reliability of corporate financial reporting. Onc of the key reporting items that the S&P report examined was the accounting treatment of stock option grants. The compelling logic advanced by S&P for including stock option costs in earnings statements is that these stock grants arc components of executive compensation plans, and like other compensation components, such as salaries, cash bonuses and other employee benefits, should be included as expenses in the calculation of operational earnings. S&P's research indicates that the expensing of option grant costs would have lowered operational earnings at companies by as much as 10% in 2000.

We believe the failure to treat stock option grant costs as expenses on corporate income statements can misrepresent the level of profits at a company. We believe that the failure to expense executive stock option costs can result in a "no-cost" executive compensation mentality that can promote the excessive use of stock options.

We believe that expensing of stock option costs would help promote more modest and appropriate use of stock options in executive compensation plans. Like S&P and many other investors, we believe that investors are entitled to and need an accurate picture of company operational earnings and the true cost of executive compensation programs. We urge your support of this important reform designed to improve corporate financial reporting.

SHEET METAL WORKERS' NATIONAL PENSION FUND

July 23, 2002

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: MIPS Technologies, Inc. and Sheet Metal Workers' National Pension Fund Shareholder Proposal

Dear Ladies and Gentlemen:

This letter is in response to the request by MIPS Technologies, Inc. ("Company") that the Staff of the Division of Corporation Finance ("Staff") concur in the Company's opinion that the shareholder proposal ("Proposal") submitted by the Sheet Metal Workers' National Pension Fund ("Fund") may be omitted from the Company's proxy statement on the following grounds:

1. Rule 14a-8(i)(7): The Proposal Relates to the Company's Ordinary Business Operations;
2. Rule 14a-8(i)(2): The Proposal Would Cause the Company to Violate Federal Law; and
3. Rule 14a-8(i)(10): The Proposal Has Been Substantially Implemented;

As we demonstrate below, the Company has failed to satisfy its burden of demonstrating that it is entitled to exclude the Proposal on any of these grounds.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter. A copy of this letter is being mailed on this date to the Company.

PROPOSAL

The precatory Proposal submitted to the Company states: "Resolved, that the shareholders of MIPS Technologies, Inc. ("Company") hereby request that the Company's Board of Directors establish a policy and practice of expensing in the Company's annual income statement the costs of all future stock options issued to Company executives."

Edward F. Carlough Plaza
601 North Fairfax Street Suite 500 Alexandria, VA 22314-2075
(703) 739-7000 Fax (703) 683-0932

At present, Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-based Compensation, issued by the Financial Accounting Standards Board ("FASB") in 1995 requires that companies estimate the fair value of options at the grant date using an option-pricing model. Companies must then either take a charge to earnings on their income statements, the "fair value-based method," or alternatively include a note to the financial statements that shows net income and earnings per share as if the cost had been charged to income, the "intrinsic value-based method" as set forth in the Accounting Principals Board Opinion No. 25. The Company uses the intrinsic value-based method for accounting for stock options and complies with the SFAS 123 requirement to provide pro forma footnote disclosure of net income and earnings per share as if the fair value-based method had been used. Currently, there are only two Standard & Poor companies, Winn-Dixie Corporation and Boeing Corporation, using the "fair value-based method" and recording the option costs as expenses on company income statements.

<u>The Rule 14a-8(i)(7) Ordinary Business Operations Exclusion is Not a Basis for Excluding the Option Expensing Proposal.</u>

On behalf of the Fund, it is requested that the Staff not concur with the Company's request not to recommend enforcement action if the Company omits the Proposal from its proxy materials. Our argument against the requested concurrence is twofold: First, we respectfully submit that previous Staff no-action letters regarding option expensing were wrongly decided and are not a proper basis for omission, and second, in the alternative, we argue that circumstances relating to the stock option expensing issue have changed since the Intel no-action letter and that the ordinary business operations exclusion is no longer a basis for concurring in the Company's omission of the Proposal.

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's "ordinary business operations." As set forth in Exchange Act Release No. 40018 (May 21, 1998), the general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." This general policy is based on two primary: (i) that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight;" and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 40018 (May 21, 1998).

The Company posits that the Proposal may be omitted pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations, that is, its choice of accounting methods. "Choice of accounting methods" no-action letters relating to non-stock option expensing proposals are cited in support of the Company's argument for concurrence. See, e.g., Travelers Group (February 5, 1998) (permitting exclusion of a proposal to utilize a particular accounting treatment of derivative financial instruments); The Boeing Company (March 6, 2000) (permitting exclusion of a proposal to utilize a particular form of disclosure of pension trust fund assets). Additionally, no-action letters relating directly to the expensing of stock options issue are cited for support for exclusion on the Proposal. See, e.g., Intel (February 27, 2001); BellSouth Corp. (January 22, 2001); AT&T Corp. (January 8, 2001); General Electric Co. (December 22, 2000); Pfizer, Inc. (December 13, 2000).

We submit that these prior staff no-action letter decisions, specifically those directly relating to the expensing of stock options issue, do not support omission because they incorrectly characterize the highly controversial option expensing issue as a mere "choice of accounting methods." The option expensing issue addressed in the Proposal first and foremost goes to the core shareholder interest in income statements that accurately reflect a company's financial performance. The Proposal raises an issue that directly relates to key elements of corporate operations, including financial performance, executive compensation policy and practice, corporate strategy, executive performance and the perceived integrity of corporate financial reporting. The fact that Proposal implementation would result in the Company's utilization of a different accounting treatment for stock options does not reduce the Proposal to a mere choice between two accounting methods.

The heated and "divisive" public debate associated with the options expensing issue during the FASB deliberations on the issue in the mid-90's and the continued intense resistance to calls for mandatory option expensing reveal the extraordinary significance of the issue. Stock options are the central component of most corporate executive compensation programs, and as stock option use has increased so has the intensity of the debate about whether or not to expense options. In 1995, FASB, after what it called an "extraordinarily controversial" debate, issued SFAS 123 described briefly above. FASB, in its "Basis for Conclusions" with the release of SFAS 123 stated:

> The Board chose a disclosure-based solution for stock-based employee compensation to bring closure to the divisive debate on this issue – not because it believes that the solution is the best way to improve financial accounting and reporting.

FASB's statement is evidence of an intense debate that included Congressional challenges to the existence of FASB by the opponents of stock option expensing. The SFAS 123 compromise was about high-profile power politics trumping sound accounting policies and practices. "The assault on the Financial Accounting Standards Board when it took up this issue a few years back was dazzling in its ferocity- so much so that the FASB abandoned its own convictions and backed down." See, "Fed Chairman Stays Firm on Idea That Options Should be Expensed," *The Wall Street Journal*, April 9, 2002. Given the constant and passionate public debate on this issue since the issuance of SFAS 123, one should not accept the characterization of a proposal addressing the option expensing issue as a mere "choice of accounting method."

An examination of the role of stock options in executive and employee compensation programs highlights the significance of the option expensing issue. Many respectable commentators, market and investment analysts, and academics argue that the non-expensing of options has created "cost-free compensation" and spurred the tremendous growth in the number of stock options issued. Several key measures of stock option use, including the percentage of stock options relative to overall executive compensation, stock dilution or "overhang," and the corporate income impact of stock option expensing reveal the explosive growth in the use of corporate stock options. The size of executive grants has grown dramatically over the past decade, with options representing an increasingly large percentage of overall executive compensation. In 1992 the median value of options granted to chief executive officers at S&P 1,500 firms was approximately 16% of their total compensation. By 1998, the figure has grown to 35% of total compensation. <u>See</u>, Table 2 in Perry and Zenner (2000). Stock option "overhang," defined as stock options granted, plus those remaining to be granted, as a percentage of the total shares outstanding at a given company, has grown dramatically over the past decade because of larger executive option grants and increased option eligibility. At a typical firm, stock option overhang has grown to an average of 13% from approximately 5.4% in 1990. <u>See</u>, Watson Wyatt Worldwide, "Stock Option Overhang: Shareholder Boon or Shareholder Burden,"(The 2001 Study). Studies on the level of corporate earnings underreporting due to the non-expensing of options indicate that the estimated after-tax stock compensation expense for 2001 was nearly $47 billion for the S&P 500 firms, an increase of 30% from 2000. As a result of these companies choosing not to expense stock options, their earnings were overstated by 31%, an extraordinary figure. <u>See</u>, The Analyst's Accounting Observer, Volume 11, No. 9 & 10, "2001 Stock Compensation: 500 The Hard Way." And Sanford C. Bernstein & Company, a respected Wall Street investment firm, estimates that if the nation's 500 largest companies had deducted the cost of options from their revenues, their annual profit growth from 1995 to 2000 would have been 6% instead of the 9% reported.

Numerous commentators and articles have noted the profound effects of the dramatic increase in the use of stock option grants over the past several years. In a July 12, 2002, *New York Times* editorial entitled "How Stock Options Lead to Scandal," Walter Cadette, a senior scholar at the Levy Institute of Bard College and a retired vice president at J.P. Morgan & Company observed:

> In his speech about corporate fraud and abuse, President Bush mentioned stock options only once — and then to endorse an existing proposal to require shareholder approval of all options plans. His endorsement is welcome, but it is woefully inadequate: the stock-options culture is at the root of the current scandals on Wall Street.
>
> Options, which are not counted as an expense and thus inflate earnings, bring with them a powerful incentive to cheat. They hold out the promise of wealth beyond imagining. All it takes is a set of books good enough to send a stock price soaring, if only for a while. If real earnings

are not there, they can be manufactured — for long enough, in any case, for executives to cash out. This, in essence, is what happened at Enron, WorldCom, and Xerox — indeed, at quite a long list of companies. That list is bound to grow, judging by the findings of a study I published with two colleagues last year.

. . . .

In all, according to our study, corporate America appears to be overstating its earnings by at least 20 percent. About half of the exaggeration reflects the lack of any recorded expense for options; the other half, manipulated operating earnings.

The conventional wisdom holds that options encourage good management and better corporate governance because they align the interests of executives and shareholders. Nothing could be further from the truth.

Most shareholders — that is, the vast majority of the public that buys stock on the market — have the potential for loss as well as gain. With an option, the potential for loss is quite small; if the share price falls below the option price, the option simply becomes worthless. But the potential for gain is huge. The asymmetry encourages executives to downplay risk, if not ignore it, in the quest for returns.

That is why the 90's produced burdensome excess capacity in many industries, especially telecommunications and the technology industry, where option awards are most common. For executives, it made sense to go for broke with expansion plans. Big option payoffs came only with rapid growth, not with steady earnings.

So what can be done? There can be no real reform without honest accounting for stock options. A decade ago, the Financial Accounting Standards Board recommended that options be counted as a cost against earnings, like all other forms of compensation, but corporate lobbyists resisted and Congress did their bidding. Alan Greenspan and Warren Buffett, among others, are calling for the same change now, but it remains to be seen whether the accounting profession can act without Congressional interference. Treating options like other forms of pay would make executive compensation transparent, diminish the temptation to cook the books and make managers less inclined toward excessive risk-taking.

We hasten to add that we are not accusing the Company of engaging in any of the fraudulent or improper accounting practices in which so many companies have apparently engaged. Rather, we strongly make the point that it is absurd to contend that this issue of expensing stock options is a matter of ordinary business beyond the capacity and right of shareholders to comprehend.

The option expensing issue cannot be viewed as a simple choice of accounting methods. First, the significant overstatement of earnings is not "fundamental to management's ability to run a company" or something that "could not, as a practical matter, be subject to direct shareholder oversight." Shareholders need and our financial markets depend on corporate financial reports providing an accurate and complete picture of corporate earnings. Shareholder oversight on this issue is appropriate in that it is both practical and does not involve an issue or task "so fundamental to management's ability to run a company on a day-to-day basis." Further, shareholder voting on the stock option expensing issue does not involve a matter of "a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." It is a remarkable proposition for a company to tell shareholders that giving them accurate earnings figures is too complex for shareholders to understand. To the contrary, our markets are in crisis today because far too many companies seek to make this straightforward exercise overly complex. Indeed, we note that shareholders are given the right to vote whether to authorize stock for stock option plans. The expensing stock option issue raised by the Proposal is a very straightforward and clear-cut issue. Shareholders are quite capable of making an "informed judgment" on the issue.

Developments since the Intel, General Electric and other Option Expensing No-Action Decisions Justify a Reversal of Those No-Action Letter Positions.

It is also argued that developments in the financial markets and corporate governance arena have changed so dramatically since Intel (February 27, 2001) that the option expensing issue should no longer be properly omitted on the basis of Rule 14a-8(i)(7). Since late 2001, public, regulatory, legislative, and legal debates have erupted in response to a continuing series of corporate accounting scandals that have devastated investors and employees, while undermining investor confidence in the integrity of corporate financial reporting. The total costs in lost investment value related to specific company scandals and the broader investor retreat from the market is impossible to precisely quantify, but there is no question that investors have lost tens of billions, if not hundreds of billions, of dollars. There are various factors at work that have created the current crisis of confidence in the market, including fraudulent corporate reporting produced by a system that does not demand the independence of audit firms from corporate clients, corporate management malfeasance, compliant corporate boards, and in the minds of many, the increase in the use of stock options. Many in fact consider the tremendous increase in stock option issuance and the non-expensing of options as core causes: "Stock options are crucial to both the misrepresentation and the enrichment that have caused a crisis of confidence in business and financial markets. Options are doled out as free money to executives and are the force behind the increasingly lucrative compensation packages at American companies. Because they are tied to the company's performance, they can be powerful incentive for executives to make their results look better than they actually are." See, "Bush Failed to Stress Need to Rein in Stock Options," *The New York Times*, July 11, 2002.

Within the broad public debate over how best to address the lack of integrity and accuracy in corporate financial reporting, the stock option issue has emerged as "a consistent topic of widespread public debate." Many argue that the non-expensing of options by nearly every publicly traded U.S. corporation is a contributing factor to the lack of confidence in corporate financial reporting. See, "How Stock Options Lead to Scandal," *The New York Times*, July 12, 2002; "Too Soft on Stock Options," *The Washington Post*, July 15, 2002; "Stock Options Come Under Fire in the Wake of Enron's Collapse," *The Wall Street Journal*, March 26, 2002. Others in the public debate see stock option expensing as part of a comprehensive plan of reform designed to improve the accuracy of financial reporting and reign in the escalating use of stock options in executive compensation. See, "Stock-Option Accounting Hides in the Shadows of the Financials," *The Wall Street Journal*, March 21, 2002; "Measures Not Likely to End Abuses," *The Washington Post*, July 10, 2002; "The Free Market Needs New Rules," by Senator John McCain, *The New York Times*, July 8, 2002; "Corporate Integrity Talk is Heard in Street and Suite," *The New York Times*, July 10, 2002; "Fed Chairman Stays Firm on Idea That Options Should be Expensed," *The Wall Street Journal*, April 9, 2002; "Let the Reforms Begin," *BusinessWeek*, July 22, 2002; "Bush Should Take Three Steps for Cause of Corporate Ethics," *The Wall Street Journal*, July 9, 2002. And Congress once again is engaged in a heated debate on the issue. See, "Stock-Options Reforms Face Long Odds With Lawmakers," *The Wall Street Journal*, July 10, 2002; "The Campaign to Keep Options Off the Ledger," *BusinessWeek*, July 15, 2002; "McCain Accounting Proposal Scuttled," *The Washington Post*, July 12, 2002. If the stock option expensing issue ever was an "ordinary business matter," it clearly is not today. Today the issue is in the middle of a broad public debate that is critical to the interests of all investors and citizens.

As the intensity of the debate continues to increase, individual companies are beginning to see the expensing stock option issue as an important component of the remedial actions necessary to restore integrity to the financial reporting system. See, "Reforms Underway at Some Companies," *The Washington Post*, July 16, 2002. It is interesting to note that the first major corporation to move to expensing option as a result of the current turmoil in the markets noted that the change to expense all options "ensures that our earnings will more clearly reflect economic reality when all compensation costs are recorded in the financial statements." See, "The Coca-Cola Company Will Expense All Stock Options," Press Release, July 14, 2002.

As "a consistent topic of widespread public debate," the option expensing issue should not be considered an "ordinary business matter" protected from shareholder consideration. Rather, as the public debate indicates, the option expensing issue is an issue that should be before shareholders, who are arguably best suited to determining corporate policy on the matter.

<u>The Proposal Would Not Cause the Company to Violate Federal Law and Therefore Should Not Be Excluded Pursuant to Rule 14a-8(i)(2).</u>

The Company argues that the Proposal "advocates a presentation that is not in conformity with GAAP" for the Company to reflect the expense of executive compensation on its annual income statement. Implementation of this formula, it is claimed, would cause the Company to violate the Commission's Regulation S-X because the Proposal would "require" the Company to account for options granted to executives differently from those granted to other employees. The Company's argument fails for the Proposal does not require that the Company account for options to executives differently from options granted to other employees.

The Fund's precatory Proposal provides as follows:

> Resolved, that the shareholders of MIPS Technologies, Inc. ("Company") hereby request that the Company's Board of Directors establish a policy and practice of expensing in the Company's annual income statement the costs of all future stock options issued to Company executives.

The Proposal does not by any stretch of the imagination compel the Company to violate federal law. If the precatory Proposal receives a majority vote, then the Company will be faced with a request from the majority of shareholders to establish a policy of expensing stock options issued to Company executives. Of course, the presentation of these expenses in the income statement must be done in compliance with GAAP. If the precatory Proposal receives a majority vote, then the Board will exercise its fiduciary discretion and determine whether to implement the policy requested by the Proposal. One consequence of that decision may well be that the Board will choose to change how it accounts for options granted to all employees, not just executives. That the Board may be faced with such a choice in the future is quite different from the Company's contention that it is being forced to violate federal law. The Company has failed to meet its burden of demonstrating that the Proposal would cause it to violate federal law and its request for no-action advice pursuant to Rule 14a-8(i)(2) should be denied.

<u>The Proposal Has Not Been Substantially Implemented and the Company's Request Pursuant to Rule 14a-8(i)(10) Should Be Denied.</u>

The Company argues that the Proposal should be omitted pursuant to Rule 14a-8(i)(10) because it has already been substantially implemented since the Company "expenses" options under the intrinsic value based method and the requested "disclosure" is available in the footnotes to its annual report. However, the Company does not claim that the cost of such options is reflected as an expense on its income statement, as requested by the Proposal. Rather, the Company claims that identifying the expense in a footnote somehow complies with the Proposal. It does not. Nor is the Proposal merely a request for disclosure. The plain meaning of the Proposal is clear and the Company has failed to demonstrate it has satisfied that meaning. Its request under Rule 14a-8(i(10) should be denied.

For these reasons, the Company's request should be denied and the Fund's proposal should be included in its 2002 proxy materials.

Sincerely,

Matthew Hernandez /kfw

Matthew ("Benny") Hernandez

Cc: Ms. Sandy Creighton, MIPS Technologies, Inc.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

September 4, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: MIPS Technologies, Inc.
Incoming letter dated July 1, 2002

The proposal requests that the board of directors establish a policy and practice of expensing in the company's annual income statement the costs of all future stock options issued to Company executives.

There appears to be some basis for your view that MIPS Technologies may exclude the proposal under rule 14a-8(i)(7) as relating to ordinary business matters, (i.e., choice of accounting methods). Accordingly, we will not recommend enforcement action to the Commission if MIPS Technologies omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which MIPS Technologies relies.

Sincerely,

Keir Devon Gumbs
Special Counsel